September 17, 2024

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana and Margaret Sawicki

Re:	DIH Holding US, Inc.
Registration Statement on Form S-1
Filed July 26, 2024
File No. 333-281067

Dear Mr. Grana and Ms. Sawicki:

On behalf of DIH Holding US, Inc., a Delaware corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 7, 2024 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1, submitted July 26, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is contemporaneously filing herewith Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission.

For ease of reference, each comment contained in the Comment Letter is reproduced below and is followed by the Company’s response.

Registration Statement on Form S-1

General

1.	We note that the offering relates, in part, to the offer and sale of up to 10,100,000 shares of common stock that are issuable upon the exercise of outstanding warrants that were previously registered. Please provide your analysis as to whether these shares are eligible for registration pursuant to this registration statement.

RESPONSE: In connection with its initial public offering (the “IPO”), the Company (then known as Aurora Technology Acquisition Corp.) sold units consisting of one ordinary share and one warrant with each warrant entitling the holder to purchase one-half of one ordinary share at a per share price of $11.50 per share. A total of 23,000,000 warrants (the “Public Warrants”) were sold in the IPO. The Company also conducted a private placement of warrants and placed an additional 6,470,000 private placement warrants (the “Private Warrants”). In connection with its Registration Statement on Form S-4 filed in connection with its initial business combination we note that the Company did register shares of Class A Common Stock to be issued in connection with the exercise of the Public and Private Warrants, we do not believe that Form S-4 was the appropriate registration statement to register such securities. Pursuant to General Instruction A (1), Form S-4, it is to be used to register shares:

“…to be issued (1) in a transaction of the type specified in paragraph (a) of Rule 145 (§230.145 of this chapter); (2) in a merger in which the applicable state law would not require the solicitation of the votes or consents of all of the security holders of the company being acquired; (3) in an exchange offer for securities of the issuer or another entity; (4) in a public reoffering or resale of any such securities acquired pursuant to this registration statement; or (5) in more than one of the kinds of transaction listed in (1) through (4) registered on one registration statement.”

The Company does not believe that the shares to be issued under outstanding Public and Private Warrants falls within any of the above-listed transactions and, as such, should not have been registered on the Form S-4 but may be registered on a Form S-1.

2.	Please revise the cover page to disclose underwriting and/or other arrangements in connection with your offering of up to 10,100,000 shares of common stock that are issuable upon the exercise of outstanding warrants that were previously registered to the extent these shares are offered on a primary basis. Refer to Item 501(b)(8) of Regulation S-K. Please ensure that corresponding updates are also made to your risk factor disclosure, as applicable, and to your use of proceeds disclosure on page 26, including to disclose the impact of receiving proceeds at varying levels of the shares being sold.

RESPONSE: We respectfully inform the Staff that there is no underwriter or similar arrangement involved in the potential issuance of up to 10,100,000 shares of common stock upon the exercise of outstanding warrants. The warrants are outstanding already. In accordance with the Staff’s comment, we have revised the “Use of Proceeds” section to disclose the potential proceeds at various assumptions as to warrant exercises.

Use of Proceeds, page 26

3.	Please revise to disclose the use of proceeds you would receive from the exercise of the warrants and, to the extent the offering of up to 10,100,000 shares of common stock issuable upon the exercise of outstanding warrants is intended as a primary issuance, the use of proceeds from the sale of these shares.

RESPONSE: The “Use of Proceeds” section has been revised in accordance with the Staff’s comment.

Exhibits

Filing Fee Table, page II-4

4.	Please revise your Filing Fee Table to comply with Item 16(c) of Form S-1 and Item 601(b)(107) of Regulation S-K.

RESPONSE: The Filing Fee Table has been revised in accordance with the Staff’s comment..

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (202) 524-8467 or jguilfolye@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel

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